SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY AND INTO THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS THE REGISTRATION STATEMENT ON FORM F-4, FILE NO. 333-102107, OF PETROBRAS INTERNATIONAL FINANCE COMPANY.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
A Publicly Held Company
CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS hereby gives notice to Shareholders that the Annual General Meeting and to an Extraordinary General Meeting will be held on March 27, 2003 at 3:00 p.m. in the auditorium of the Company’s head office at Avenida República do Chile, 65, 1st floor in the City and State of Rio de Janeiro for the purpose of deliberating on the following subjects:

Annual General Meeting

I-	The fiscal year 2002‘s Management Report, Financial Statements and Audit Board’s Report of Fiscal year of 2002;
II-	Capital Expenditures' Budget for the fiscal year 2003;
III-	Distribution of earnings for the fiscal year 2002;
IV-	Election of members to the Board of Directors, Audit Board and their respective substitutes;

Extraordinary General Meeting

I-	Increase in Capital Stock through the incorporation of part of the revenue reserves constituted for previous fiscal years in the value of R$ 3,101 million, increasing the capital stock from R$ 16,736 million to R$ 19,837 million without any change to the number of issued shares pursuant to Article 40, subsection III of the Bylaws;
II-	Establishment of the compensation of management and effective members of the Audit Board as well as their participation in the profits pursuant to articles 41 and 51 of the Company’s Bylaws.

2.     The minimum percentage of the voting capital necessary to apply for multiple voting rights for the purpose of electing members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital pursuant to CVM Instruction 282 of June 26, 1998. Application for exercising multiple voting rights must be made by 3:00 p.m. on March 25, 2003.

3.     The shareholders, who are holders of preferred shares, with rights that shall make them eligible at the Annual General Meeting to elect, via a separate vote, a representative of this class of shareholder as a member of the Board of Directors, must represent at least 10% (ten percent) of the capital stock, as well as prove uninterrupted ownership of the stock participation since December 27, 2002.

4.     The Shareholder wishing to be represented at the aforesaid Meetings must comply with the provisions of Article 126, paragraph 1st of the Corporate Law and Article 13 of the Bylaws, presenting at the meeting or, preferibly, by delivering the appropriate proxy document containing specific powers to Room 401-E (Shareholder Support Services), at the Company’s Head Office by 5:00 p.m. on March 25, 2003.

Rio de Janeiro, February 19, 2003.

Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.